EXHIBIT A

Schedule of Transactions in Shares by Sit Entities in the last 60 days:

Date of Transaction	Transaction	Shares of Common Stock	Price Per Share
06/01/2026	BUY	6,000	3.51
06/03/2026	BUY	25,000	3.50
06/05/2026	SELL	7,600	3.41
07/10/2026	BUY	50,000	3.47
07/23/2026	BUY	26,635	3.43
07/24/2026	BUY	703	3.41
07/27/2026	BUY	60,555	3.40